TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

April 19, 2005


05007656

Securities & Exchange Commission
450 – 5th Street NW
Washington, DC
20549


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. D.C. 152 SECTION

Dear Sirs:

Please find enclosed filings re: 12 G Exemption # 82-3480

SUPPL

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.

John K. Campbell
President

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

dlw 5/6


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. D.C.
152
SECTION

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS (AMENDED)

YEAR ENDED DECEMBER 31, 2004

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.1 Date of Report: March 31, 2005

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, and a minor interest in a gas well in Alberta. The Company has recently entered into an exploration joint-venture in Shandong Province, China. These holdings are discussed in detail below.

As of December 31, 2004, the Company had net working capital of $2,059,424. In addition, the Company holds securities with a market value at December 31, 2004, of $2,066,278. Working capital on hand at the year end, December 31, 2003, was $2,146,540, and the value of the Company's market securities was $2,090,249.

During the first quarter of 2004, the Company commenced a diamond drilling program on its Lynn Lake gold project. Expenditures during the first quarter were $266,658; $200,441 during the second quarter; $7,089 during the third quarter; and an additional $14,890 was expended during the fourth quarter. $100,077 was received from the Manitoba government for a Mineral Exploration Assistance Program that was applied against the exploration expenditures.

Description of the Company's Properties

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims ("the Property") with a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the Town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking, 27 of them in February of 2003 with six additional claims added later.

Under the Manitoba Mineral Act claims are held in good standing for two years from the date of staking without work being applied. For the following nine years, the cost to retain a mining claim is $12.50/hectare/year in the form of assessment work or payment in lieu of work. This increases to $25.00/hectare/year after 11 years. The Company has recorded $868,514 of work on the claims, equivalent to 10 years of assessment over the entire 5,712 hectares.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004.

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

During the course of the 2003 summer and fall exploration program, the Company conducted an extensive review of all available Manitoba government information databases concerning the Lynn Lake Property and adjoining areas. The Company also carried out a high-resolution airborne geophysical survey and investigated diamond drill core from previous drilling on the Property that was collected and retained in a Manitoba governmental core library. Old trenches were reopened and several areas were stripped where the overburden was sufficiently sparse for rock identification and sampling. An induced-polarization survey conducted by SherrGold Inc. in the late 1980's was reviewed to facilitate target selection. Finally, it carried out an extensive and intense geological survey of the Property.

The winter program consisted of 19 diamond drill holes that tested 16 separate geophysical targets within the 16 kilometre long Property.

The first area tested was the eastern portion of the Property which was selected because it is the least accessible during the summer months. A number of geophysical targets were evaluated and the presence of thinly-bedded iron formation was confirmed in several holes. The Company considers this highly encouraging for future exploration work because the MacLellan Mine at Lynn Lake is hosted in iron formation but in a much thicker sequence.

A total of 12 holes were drilled on the eastern side of the Property near Arbor Lake and the Hughes River. These holes ranged in depth from 100 to approximately 250 metres. Although economic quantities of gold were not encountered in these particular holes, minerals associated with gold values elsewhere in the Lynn Lake mining camp were frequently evident in drill core.

The final phase of drill program took place on the western portion of the Property about two kilometres from the MacLellan Mine which is hosted in the fold-thickened portion of an extensive iron formation.

According to the Company's project geologist, P.J. Chornoby, P.Geo.: "The drill holes intersected lithologies characteristic of the Agassiz Metallotect including sedimentary, intrusive and volcanic rocks that have been subjected to multiple periods of deformation and metamorphosed to middle amphibolite grade".

"Extensive and intense alteration (carbonatization, silicifaction and sulphidization) and mineralization (iron oxide and iron sulphide) were commonly observed along with local minor concentrations of chalcopyrite, sphalerite, arsenopyrite and scheelite. The 975 samples submitted for gold and silver assay indicated narrow (<1.0 m) sub-economic levels of gold enrichment (generally <1 g/t) typically associated with or adjacent to higher concentrations of sulphide including sulphide bearing iron oxide."

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

"Diamond drill hole T-11 is considered atypical in that it intersected a multiple phase granodiorite intrusion containing a 4.50 metre (core length) shear characterized by biotite schist, quartz veining, low sulphide content and elevated gold values ranging from 90 ppb to 390 ppb."

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The operator, Mayfair Energy Ltd. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production has reached approximately one million cubic feet per day, a rate that is believed sustainable for some time to come. Production is being taken from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne was obligated to attempt to complete a well in the formation during 2004. Due to regulatory procedures that date has been extended to 2005.

Reference is made to the accompanying financial statements for the 12 months ended December 31, 2004 regarding revenue received and in particular to the consolidated statements of income and deficit.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

Shandong Project – Jiaodong Peninsula, China

The company entered into a joint-venture agreement dated January 14, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising some 900 square kilometres under an agreement with Shandong Yantai Muping Gold Mine ("Muping"). MJS has rights to acquire up to a 90% interest in three presently held mining licenses within the area of interest. These licenses totaling 26.68 square kilometres are included in the joint-venture.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

The joint-venture will carry out prospecting and exploration within the area of interest using Western exploration techniques.

To earn its interest of 50% in the project, Trans America is providing funding of $750,000. This will be accomplished by Tran America having subscribed to a Majestic Gold Corp. private placement of 800,000 units at a price of $0.70 per unit. Each unit consists of one MJS common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $0.90 per share, with forced conversion if the shares of Majestic trade over $1.50 for more than twenty consecutive days. The proceeds of Trans America's purchase including warrants that may be exercised form the basis of the $750,000 to be provided for by Trans America.

1.2 *Nature of Business and Overall Performance* *(Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as of December 31, 2004:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	1,799,800	$ 1,076,497	$ 971,892
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	41,250	41,250
Miramar Mining Corp.	100,000	65,934	137,000
Compliance Energy Corp.	122,946	35,000	102,045
Rare Element Resources Ltd. (common)	413,646	124,091	124,091
Rare Element Resources Ltd. (warrants)	113,636		
Majestic Gold Corp.	1,000,000	100,000	690,000
Total		$ 1,442,772	$ 2,066,278

1.3 *Selected Annual Information*

	2002	2003	2004
Total Revenue	15,774	34,053	127,726
Income or loss before discontinued operations and extraordinary items – total	(85,788)	(350,225)	(471,921)
Income or loss before discontinued operations - per share basis	(0.005)	(0.02)	(0.02)
Income or loss before discontinued operations and extraordinary items - diluted per share basis	(0.005)	(0.02)	(0.02)
Net income or loss – total	(85,778)	(350,225)	(471,021)
Net income or loss – per share basis	(.005)	(0.02)	(0.02)
Net income or loss – diluted per share basis	(.005)	(0.02)	(0.02)
Total Assets	3,387,785	4,143,009	4,291,429
Total Long-term financial liabilities	Nil	Nil	Nil
Cash Dividends declared per share	Nil	Nil	Nil

1.3 *Selected Annual Information (Continued)*

Revenue increased steadily from 2002 to 2004 due to the following reasons; interest income increased by $14,728 from 2002 to 2003 and $6,059 from 2003 to 2004 as the cash balance increased and allowed for investments in GIC's with higher interest rates. Revenue from gas sales increased by $4,348 from 2002 to 2003 and $108,434 from 2003 to 2004 as the gas well went into production December 2003.

Net loss increased steadily from 2002 to 2004 due to the following reasons; stock based compensation of $378,494 and $211,811 was recorded in 2003 and 2004 respectively, with no amount recorded in 2002. 2002 had a write down of investments of $91,047 while 2003 recorded a gain on sale of investments of $183,340 and in 2004 $129,767 was written down. Due to the gas well going into production the oil and gas operating expenses increased by $491 from 2002 to 2003 and by $21,502 from 2003 to 2004. Travel and promotion also increased by $23,758 from 2003 to 2004.

Total assets increased steadily from 2002 to 2004 due to the following reasons; cash increased from 2002 to 2003 through the issuance of shares and the sale of investments; mineral properties and deferred exploration expenditures increased by $306,665 from 2002 to 2003 and by $390,668 from 2003 to 2004 due to the staking of the Lynn Lake mineral claims in 2003 and increased exploration on the claims in 2004.

1.4 *Results of Operations*

The Company incurred a net loss of $471,021 for the year ended December 31, 2004 compared to a net loss of $350,225 for the year ended December 31, 2003. The main reason for the difference was an increase in net gas revenue of $87,614 from the year ended December 31, 2003, write down of investments for $129,767 in 2004, a gain on sale of investments of $183,340 in 2003, and a reduction in expenses.

Expenses for the year ended December 31, 2004 decreased by $98,638 from the prior year due to a decrease in stock based compensation.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	MARCH 31 2003	JUNE 30 2004	SEPTEMBER 30 2004	DECEMBER 31 2004
Total revenues	$ 23,880	$ 41,771	$ 36,725	**$ 25,350**
Net income (loss) for the period	$ (53,788)	$ (37,038)	$ (144,628)	**$ (235,567)**
Basic and diluted net income (loss) per share	$ (0.003)	$ (0.002)	$ (0.007)	**$ (0.012)**

	QUARTER ENDED			
	MARCH 31 2003	JUNE 30 2003	SEPTEMBER 30 2003	DECEMBER 31 2003
Total revenues	$ 4,829	$ 5,061	$ 9,404	$ 14,759
Net income (loss) for the period	$ 56,084	$ (76,932)	$ 65,817	$ (395,194)
Basic and diluted net income (loss) per share	$ (0.003)	$ (0.005)	$ (0.004)	$ (0.01)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,059,424 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the year ended December 31, 2004, the Company paid $82,000 to a company owned by the President for consulting and office services. During the year ended December 31, 2004, the Company paid bonuses to directors totaling $6,000.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.10 *Fourth Quarter*

Fourth quarter results differed, in large measure, from the same quarter in the prior year as a result of the Company's entry into the oil and gas sector, with the well starting production in December 2003, a decrease in stock based compensation expense of $316,494 from fourth quarter 2003 to fourth quarter 2004, and also the write down of investment of $129,767 in 2004.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 6 to the December 31, 2004 financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Murray Seitz: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032